UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated July 25, 2013, announcing the pricing of the public offering of the Company's 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: July 25, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc. Prices Public Offering of $13.4 Million of its 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares

ATHENS, Greece, July 25, 2013 – Box Ships Inc. (NYSE:TEU) (the "Company") today announced that it has priced its public offering of 558,333 shares of its 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Shares") at $24.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be approximately $13.4 million.  Neige International Inc., a company controlled by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, has agreed to purchase $5.0 million of the Series C Preferred Shares, or 208,333 shares, sold in the offering at the public offering price. The Company has granted the underwriters a 45-day option to purchase up to an additional 52,500 Series C Preferred Shares on the same terms and conditions to cover over-allotments, if any.  The offering is expected to close on July 29, 2013.

Dividends will be payable on the Series C Preferred Shares at an initial rate of 9.00% per annum of the stated liquidation preference. The Company has applied to list the Series C Preferred Shares on the New York Stock Exchange under the symbol "TEUPRC".

  The Company plans to use the net proceeds of the offering and approximately $7.2 million of its cash reserves to redeem all of its outstanding Series B-1 Preferred Shares.  In addition, the Company intends to repay a portion of its unsecured loan with Paragon Shipping Inc. with a current outstanding principal balance of $11.0 million, using amounts drawn from its cash reserves.

Maxim Group LLC, Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT: LTS), and MLV & Co. LLC are acting as the joint bookrunning managers for the offering. National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB:NHLD), is acting as the lead manager for the offering, and Aegis Capital Corp. and Global Hunter Securities are acting as co-managers for the offering.

The offering is being made pursuant to the Company's existing shelf registration statement previously filed with the Securities and Exchange Commission ("SEC") and declared effective. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC's website located at www.sec.gov.  When available, copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3745 or by email to syndicate@maximgrp.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.5 years. The Company's common shares trade on the New York Stock Exchange under the symbol "TEU."

Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others, relating to the Company's expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300